Filed pursuant to Rule 433
Registration No. 333-214162

Lennox International Inc.

Pricing Term Sheet

October 25, 2016

3.000% Senior Notes due 2023

Issuer:	Lennox International Inc.
Guarantors:

Advanced Distributor Products LLC

Allied Air Enterprises LLC

Heatcraft Inc.

Heatcraft Refrigeration Products LLC

Lennox Global Ltd.

Lennox Industries Inc.

Lennox National Account Services LLC

LGL Australia (US) Inc.

LGL Europe Holding Co.

Size:	$350,000,000
Maturity:	November 15, 2023
Coupon (Interest Rate):	3.000%
Price:	99.943% of face amount
Yield to maturity:	3.009%
Spread to Benchmark Treasury:	1.450%
Benchmark Treasury:	1.375% due September 30, 2023
Benchmark Treasury Spot and Yield:	98-25+ 1.559%
Interest Payment Dates:	May 15 and November 15 commencing May 15, 2017
Optional Redemption:

Make-whole call at T+25 bps prior to September 15, 2023 (the date that is two months prior to the final maturity date)

Par call on or after September 15, 2023 (the date that is two months prior to the final maturity date)

Expected Settlement*:	T+7; November 3, 2016
CUSIP/ISIN:	526107 AD9 / US526107AD92
Ratings**:	Baa3 (stable) by Moody’s Investors Service, Inc. / BBB (stable) by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC
Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Regions Securities LLC

* It is expected that delivery of the notes will be made to investors against payment therefor on or about November 3, 2016, which will be the seventh business day following the date hereof (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next three succeeding business days should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a Registration Statement on Form S-3 (including a base prospectus, dated October 18, 2016, as supplemented by a preliminary prospectus supplement, dated October 25, 2016, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-645-3751.